Condensed interim financial statements of

Fiore Exploration Ltd.

Three and nine months ended October 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim financial statements of Fiore Exploration Ltd. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

In accordance with National Instrument 51-102, the Company discloses that its independent auditor has not performed a review of these condensed interim financial statements.

Fiore Exploration Ltd.

Condensed Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	October 31, 2016	January 31, 2016

Assets
Current assets
Cash and cash equivalents	$14,088,602	$553
Amounts receivable	44,938	440
Prepaid expenses	103,037	-
Advances (Note 4)	13,336	-
	14,249,913	993

Exploration and evaluation assets (Note 3)	10,660,005	284,341
Equipment	-	621
Deposit	-	6,900
Total assets	$24,909,918	$292,855

Liabilities
Current liabilities
Trade and other payables	$112,837	$18,973
Loan payable (Note 5)	-	39,676
Related party payables (Note 6)	-	290,304
	112,837	348,953

Equity
Share capital (Note 7)	29,763,840	3,953,590
Equity reserve (Note 7)	2,334,178	53,357
Deficit	(7,300,937)	(4,063,045)
Total equity	24,797,081	(56,098)
Total liabilities and equity	$24,909,918	$292,855

Nature and continuance of operations (Note 1)

Commitments (Note 10)

Subsequent events (Notes 7(c), 11)

Approved by the Board of Directors and authorized for issue on December 6, 2016:

“Robert Pirooz”	Director

“Harry Pokrandt”	Director

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Fiore Exploration Ltd.

Condensed Interim Statements of Loss and Comprehensive Loss

For the three and nine months ended October 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Three months ended October 31,		Nine months ended October 31,
	2016	2015	2016	2015

Expenses
Share-based compensation (Note 6, 7)	$416,646	$-	$2,304,282	$-
Consulting services	207,221	-	291,197	250
Salaries and benefits (Note 6)	63,486	15,000	135,139	45,000
Office and rent	93,723	12,266	120,522	33,991
Marketing and travel	28,714	2,249	53,651	4,454
Regulatory and transfer agent fees	15,682	1,987	53,629	13,178
Professional fees	27,782	5,386	49,774	17,251
Amortization	-	66	621	200
	(853,254)	(36,954)	(3,008,815)	(114,324)

Forgiveness of debt (Notes 5, 6)	-	-	56,057	-
Impairment of exploration and evaluation assets (Note 4)	-	-	(284,341)	-
Finance income (expense)	765	(435)	784	(2,273)
Foreign exchange gain (loss)	(1,577)	-	(1,577)	-

Loss and comprehensive loss for the period	$(854,066)	$(37,389)	$(3,237,892)	$(116,597)

Basic and diluted loss per share for the period	$(0.01)	$(0.00)	$(0.05)	$(0.00)

Weighted average number of common shares outstanding – basic and diluted	88,864,380	44,633,171	59,323,098	44,633,171

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Fiore Exploration Ltd.

Condensed Interim Statements of Equity

(Expressed in Canadian dollars)

(Unaudited)

	Share Capital Number Amount		Equity Reserve	Deficit	Total
Balance at January 31, 2015	44,633,171	$ 3,953,590	$ 53,357	$ (3,908,267)	$ 98,680
Net loss and comprehensive loss	-	-	-	(116,597)	(116,597)
Balance at October 31, 2015	44,633,171	3,953,590	53,357	(4,024,864)	(17,917)
Net loss and comprehensive loss	-	-	-	(38,181)	(38,181)
Balance at January 31, 2016	44,633,171	3,953,590	53,357	(4,063,045)	(56,098)
Private placements (Note 7)	40,000,000	16,200,000	-	-	16,200,000
Share issuance costs (Note 7)	-	(717,611)	-	-	(717,611)
Shares issued as finders fees on private placements (Note 7)	40,000	10,400	-	-	10,400
Share-based compensation (Notes 6, 7)	-	-	2,304,282	-	2,304,282
Exercise of stock options (Note 7)	870,000	66,961	(23,461)	-	43,500
Shares issued on acquisitions (Notes 4, 7)	14,900,000	9,685,000	-	-	9,685,000
Shares issued as finders fees on acquisitions (Notes 4, 7)	870,000	565,500	-	-	565,500
Net loss and comprehensive loss	-	-	-	(3,237,892)	(3,237,892)
Balance at October 31, 2016	101,313,171	$ 29,763,840	$ 2,334,178	$ (7,300,937)	$ 24,797,081

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Fiore Exploration Ltd.

Condensed Interim Statements of Cash Flows

For the nine months ended October 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Nine months ended October 31,
	2016	2015

Operating activities
Loss for the period	$(3,237,892)	$(116,597)
Adjust for:
Amortization	621	200
Forgiveness of debt (Notes 5, 6)	(56,057)	-
Finance income	784	-
Impairment of exploration and evaluation assets	284,341	-
Share-based compensation (Notes 6, 7)	2,304,282	-
Changes in non-cash working capital items:
Amounts receivable	(44,498)	294
Prepaid expenses	(103,037)	-
Advances	(13,336)	-
Trade and other payables	93,864	(9,412)
Interest received	(784)	-
Cash used in operating activities	(771,712)	(125,515)

Investing activities
Exploration and evaluation expenditures (Note 4)	(409,505)	(7,000)
Cash used in investing activities	(409,505)	(7,000)

Financing activities
Proceeds on issuance of common shares net of share issuance costs	15,492,789	-
Proceeds from exercise of stock options	43,500	-
Deposit	6,900	-
Increase (decrease) in related party payables	(273,923)	133,570
Cash provided by financing activities	15,269,266	133,570

Increase in cash and cash equivalents	14,088,049	2,055
Cash and cash equivalents, beginning of period	553	271
Cash and cash equivalents, end of period	$14,088,602	$2,326

Supplemental cash flow information
Non-cash share issuance costs	$10,400	$-
Non-cash acquisition costs	10,250,500	-
	$10,260,900	$-

Cash and cash equivalents is composed of:
Cash	$88,602	$2,326
Term deposits	14,000,000	-
	$14,088,602	$2,326

The accompanying notes are an integral part of these unaudited condensed interim financial statements

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

October 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 31, 1988, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol “F” and quoted on the OTC:QB in the United States. The Company’s registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver BC, V7Y 1B3.

These unaudited condensed interim financial statements have been prepared on the basis of a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As at October 31, 2016, the Company had a working capital of $14,137,076, representing funds available to cover on-going operating costs.

During the nine months ended October 31, 2016, the Company closed non-brokered private placements of 20,000,000 shares at a price of $0.26 per share for gross proceeds of $5,200,000 and 20,000,000 shares at a price of $0.55 per share for gross proceeds of $11,000,000 (Note 7(b)).

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited financial statements for the fiscal year ended January 31, 2016.

These unaudited condensed interim financial statements should be read in conjunction with the most recently issued annual financial statements of the Company, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented as Note 2 to the financial statements for the year ended January 31, 2016, and have been consistently applied in the preparation of these unaudited condensed interim financial statements, except as noted below.

(b)

New standards adopted during the year

Effective February 1, 2016, the following standards were adopted but have had no material impact on the financial statements:

•

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

(c)

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC. The following have not yet been adopted by the Company and are being evaluated to determine their impact:

•

IFRS 9: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

October 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (continued)

(c)

New standards and interpretations not yet adopted (continued)

•

IFRS 16: In January 2016, the IASB issued IFRS 16, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of a low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The mandatory effective date of IFRS 16 for the Company is for the annual period beginning on or after July 1, 2019.

3.

AMOUNTS RECEIVABLE

	October 31, 2017	January 31, 2016
Input tax credits	$40,795	$440
Other	4,143
Total amounts receivable	$44,938	$440

4.

EXPLORATION AND EVALUATION ASSETS

Chile

On July 26, 2016, the Company entered into an agreement for the acquisition of the Pampas El Peñon gold project in Chile (the “Acquisition”). The Acquisition consisted of an option agreement between Arena Minerals Chile SpA (“Arena Chile”), a wholly owned subsidiary of Arena Minerals Inc. (“Arena”) and Sociedad Quimica Y Minera de Chile SA (“SQM”). Consideration for the Acquisition consisted of 9,550,000 common shares of the Company issued to Arena Chile and 5,350,000 common shares issued to SQM. In order to exercise the option the Company assumed Arena’s commitments, which included a total of $750,000 United States dollars (“USD”) in cash payments and an expenditure commitment on the project of $1,830,000 USD, both by July 27, 2017. The Acquisition closed on August 4, 2016, and the Company issued 870,000 common shares to the finders. All shares issued in relation to the Acquisition were valued at $0.65, being the market price on the date of closing. The Company made an option payment of $298,125 ($225,000 USD) in relation to the Acquisition.

The Pampas El Peñon property consists of 13 mining claims totaling 3,400 hectares located approximately 130 kilometres southeast of Antofagasta, Chile.

During the nine months ended October 31, 2016, $13,336 was advanced to fund costs relating to this property.

The following table summarizes the capitalized costs associated with the Company’s exploration and evaluation assets:

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

October 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

4.

EXPLORATION AND EVALUATION ASSETS (continued)

Pampas El Peñon
$
Acquisition costs:
Balance, January 31, 2016	--
Shares issued on acquisition of Pampas El Peñon property	10,250,500
Option payment	298,125
Balance, October 31, 2016	10,548,625

Exploration costs:
Balance, January 31, 2016	-
Consulting	101,894
Travel and meals	9,486
Balance, October 31, 2016	111,380

Total costs:
Balance, October 31, 2016	10,660,005

North Central Ontario

The Company holds a 100% interest in 9 claims in the Thunder Bay Mining District of North Central Ontario area, known as the Dotted Lake Property.

No expenditures were incurred during the nine months ended October 31, 2016. During the nine months ended October 31, 2016, the Company determined expenditures on further exploration and evaluation of the claims was not budgeted, nor planned, in the foreseeable future and as such recognized an impairment for the full value of $284,341 in the statements of loss and comprehensive loss.

5.

LOAN PAYABLE

The loan payable relating to a former professional advisor was fully settled by a forgiveness of debt during the nine months ended October 31, 2016 (January 31, 2016 - $39,676). The loan was an unsecured and non-interest bearing with no fixed term of repayment.

6.

RELATED PARTY PAYABLES AND TRANSACTIONS

During the nine months ended October 31, 2016, the Company fully settled the outstanding balance owed to previous directors and companies controlled by its previous directors. The settlement was a combination of cash and forgiveness of debt.

During the three and nine months ended October 31, 2016, the Company incurred management fees, director’s fees, rent and legal fees to its previous directors or companies controlled by its previous directors of nil and $30,857, respectively (three and nine months ended October 31, 2015 - $24,421 and $77,086). As at October 31, 2016, nil was due to the previous Chief Executive Officer of the Company (as at January 31, 2016, $277,845).

During the three months ended October 31, 2016, the Company incurred management salary expense of $56,250 and benefits of $1,644 to the Chief Executive Officer of the Company, Tim Warman (three months ended October 31, 2015 - nil). During the nine months ended October 31, 2016, the Company incurred management salary expense of $70,817 and benefits of $1,644 to the Chief Executive Officer of the Company (nine months ended October 31, 2015 - nil). As at October 31, 2016, nil was due to the Chief Executive Officer of the Company.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

October 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

6.

RELATED PARTY PAYABLES AND TRANSACTIONS (continued)

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers. Key management personnel compensation for the nine months ended October 31, 2016, including share-based compensation, was $221,158 (October 31, 2015 - $77,086).

7.

EQUITY

(a)

Authorized

Unlimited common shares with no par value

(b)

Issued and fully paid common shares

During the nine months ended October 31, 2016, the Company closed non-brokered private placements of 20,000,000 common shares at a price of $0.26 per share for gross proceeds of $5,200,000 and 20,000,000 common shares at a price of $0.55 per share, for gross proceeds of $11,000,000. The Company issued 40,000 common shares as a finder’s fee. Cash share issue costs of $707,211 were incurred in relation to the non-brokered private placements. Additionally, the Company closed the Acquisition, on August 4, 2016, and issued 15,770,000 common shares, inclusive of the finder’s fee (Note 4).

As at October 31, 2016, 101,313,171 common shares were issued and outstanding.

(c)

Stock options

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in its discretion and in accordance with the TSX-V requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 10 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount, if applicable, but in any event not less than $0.05 per share. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities.

During the nine months ended October 31, 2016, 2,500,000 stock options were granted to directors, officers, consultants and charities of the Company with an exercise price of $0.05, exercisable until May 10, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $97,752.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

October 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

7.

EQUITY (continued)

(c)

Stock options (continued)

During the nine months ended October 31, 2016, 3,250,000 stock options were granted to directors, officers and consultants of the Company with an exercise price of $0.35, exercisable until June 15, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $887,386.

During the nine months ended October 31, 2016, 2,270,000 stock options were granted to directors, officers and charities of the Company with an exercise price of $0.51, exercisable until July 12, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $902,498.

During the nine months ended October 31, 2016, 650,000 stock options were granted to officers and consultants of the Company with an exercise price of $0.63, exercisable until September 20, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $317,638.

During the nine months ended October 31, 2016, 200,000 stock options were granted to consultants of the Company with an exercise price of $0.64, exercisable until September 27, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $99,008.

The following assumptions were used for the Black-Scholes valuation of the stock options granted during the nine months ended October 31, 2016.

	2016	2015
Risk-free interest rate	0.79% - 1.53%	2.82%
Expected life	10 years	10 years
Annualized volatility	75.00%	75.00%
Dividend rate	0.00%	0.00%
Forfeiture rate	0.00%	0.00%

During the nine months ended October 31, 2016, share based compensation of $2,304,282 was recorded.

During the nine months ended October 31, 2016, 870,000 stock options were exercised at an exercise price of $0.05 for proceeds of $43,500.

The following table summarizes information about stock options outstanding at October 31, 2016:

Outstanding and exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

1,630,000	$0.05	May 10, 2026	9.5
3,250,000	0.35	June 15, 2026	9.6
2,270,000	0.51	July 12, 2026	9.7
650,000	0.63	September 20, 2026	9.9
200,000	0.64	September 27, 2026	9.9
8,000,000	$0.36		9.7

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

October 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

7.

EQUITY (continued)

(c)

Stock options (continued)

The following tables summarizes the movement of stock options:

	Number of options	Weighted average exercise price
Balance, January 31, 2015 and 2016	-	$-
Granted	8,870,000	0.33
Exercised	(870,000)	0.05
Balance, October 31, 2016	8,000,000	$0.36

Subsequent to October 31, 2016, 350,000 stock options were granted to consultants of the Company with an exercise price of $0.45, exercisable until November 17, 2019.

8.

FINANCIAL INSTRUMENTS

Financial Risk Management and Fair Value Measurement

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash and trade and other payables. Cash is classified as loans and receivables. Trade and other payables are classified as other financial liabilities.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 – quoted prices in active markets for identical assets or liabilities.

•

Level 2 –  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).

•

Level 3 – inputs for the asset or liability that are not based on observable market data.

None of the Company’s financial instruments are held at fair value. Cash and trade and other payables are held at carrying value which approximates fair value due to the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations. The Company’s exposure to credit risk is on its cash. The Company reduces its credit risk by maintaining its bank accounts at a large international financial institution. The maximum exposure to credit risk is equal to the fair value or carrying value of the financial assets.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

October 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

8.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure (continued)

Liquidity Risk

The Company’s cash is invested in bank accounts which are available on demand. Management has concluded that the Company has adequate financial resources to settle obligations as at October 31, 2016.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and equity prices.

The only significant market risk to which the Company is exposed is interest rate risk. The Company’s cash earns interest at variable rates. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates as a result of the short-term nature of these instruments. The Company’s future earned interest is exposed to short-term rates.

Foreign Currency Risk

The Company’s reporting currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company maintains Canadian and US dollar bank accounts in Canada. The Company is subject to gains and losses from fluctuations in the US dollar against the Canadian dollar.

Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

9.

MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, business opportunity and the risk characteristics of the underlying assets.  In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to its shareholders. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. During the nine months ended October 31, 2016, there has been no change in the Company’s management of capital policies.

Fiore Exploration Ltd.

Notes to the Condensed Interim Financial Statements

October 31, 2016

(Expressed in Canadian dollars)

(Unaudited)

10.

COMMITMENTS

Operating Lease Commitment

The Company leases office premises with a remaining lease term expiring November 30, 2019. The Company’s commitment for future minimum payments in respect of the operating lease commitment is as follows:

October 31, 2016
Short-term portion of the lease (<1 Year)	$ 71,190
Long-term portion of the lease (>1 Year)	161,796
$ 232,986

11.

SUBSEQUENT EVENT

Subsequent to October 31, 2016, the Company signed a Letter of Intent with SQM to acquire a 100% interest in the Cerro Tostado exploration project in Chile, located just south of the main zone of Yamana Gold’s flagship El Peñon Mine. As part of the transaction, the Company will also acquire two new concession blocks near the Company’s existing Pampas El Peñon project (“Pampas El Peñon South”).

The Company can earn a 100% interest in the Cerro Tostado project and Pampas El Peñon South concessions by:

•

Spending a total of US$2,247,700 in exploration expenditures over a five-year period, including a US$400,900 exploration commitment in the first year

•

Making total cash payments to SQM of US$1,259,700 over a five-year period, including US$19,000 in the first year

•

Issuing 500,000 common shares of the Company to SQM on signing of a definitive agreement

•

Granting SQM a sliding-scale royalty on precious metal production, which at current gold prices would be 2.5%, with a maximum royalty of 5.0% when gold prices exceed US$2,000 per ounce

A definitive agreement between the Company and SQM is expected by the end of the year.